UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2004

CAMTEK LTD.

(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone

P.O. Box 544

Migdal Ha’Emek 23150

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.         Yes  ☐          No  ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant’s Amended and Restated Employee Share Option Plan - Israel.

This Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-84476) filed with the Securities and Exchange Commission on March 18, 2002, Form S-8 (File No. 333-60704) filed with the Securities and Exchange Commission on May 11, 2002 and Form S-8 (File No. 333-49982) filed with the Securities and Exchange Commission on November 15, 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

	By:	/s/ Rafi Amit
Rafi Amit
Chief Executive Officer

Dated: May 3, 2004

EXHIBIT INDEX

99.1	Camtek Ltd.’s Amended and Restated Employee Share Option Plan - Israel.